UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Perceptron, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

71361F100
(CUSIP Number)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒

SCHEDULE 13D

CUSIP No. 71361F100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,721
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 214,721
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 71361F100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,721
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 214,721
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 71361F100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,721
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 214,721
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

This Amendment No. 2 amends the information provided in the prior Schedule 13D (the “Prior Schedule 13D”) filed with the Securities and Exchange Commission by Lazarus Partners, Lazarus Management and Justin B. Borus (collectively, the “Reporting Persons”) on November 4, 2011 and amended by Amendment No. 1 dated December 12, 2011.  This Amendment No. 2 is being filed in order to reflect a decrease in the Reporting Persons’ beneficial ownership resulting from sales of shares of the Issuer’s common stock and to reflect that Reporting Persons no longer are the beneficial owners of more than five percent of the Issuer’s common stock.  As a result, this Amendment No. 2 amends the information disclosed in items 4, 5 and 7.  This Amendment No. 2 amends and restates the Prior Schedule 13D filed by the Reporting Persons.

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of Perceptron, Inc., a Michigan corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 47827 Halyard Drive, Plymouth, MI  48170-2461.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”).

Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), is the investment adviser and general partner of Lazarus Partners, and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners. Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management. The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold previously purchased shares of the Issuer’s common stock that were acquired for cash with personal funds.

Item 4.  Purpose of Transaction.

(a)-(i)  The securities of the Issuer were initially purchased for investment in the ordinary course of Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.  On November 3, 2011, Reporting Persons decided to attempt to influence control of the Issuer, and Reporting Persons wrote a letter to the officers and Board of Directors of the Issuer and made such letter publicly available requesting the Board to engage an investment bank to explore the sale of part or all of the Company.  Reporting Persons may also take other action to advocate for their position.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-4 of this Schedule, which items are incorporated by reference.  The calculation of percentage of beneficial ownership in Item 13 of page 2 – 4 was calculated using information from Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011, in which the Issuer stated that the number of shares of its common stock, $0.01 par value per share, outstanding as of November 7, 2011 was 8,421,064 shares.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  The following transactions in securities of the Issuer were effected by Reporting Persons since the most recent Schedule 13D filing (December 12, 2011).  All transactions were purchases or sales by Lazarus Investment Partners LLLP and were purchases or sales for cash on the open market.

Date	Buy/Sell	Number of Shares	Price/Share
12/15/11	SELL	100	$5.03
12/21/11	SELL	2,000	$4.86
12/23/11	SELL	230	$4.82
12/27/11	SELL	200	$4.78
12/30/11	SELL	1,700	$4.85
1/4/12	SELL	800	$4.74
1/5/12	SELL	3,300	$4.65
1/9/12	SELL	8,000	$4.60
1/9/12	SELL	1,200	$4.53
1/10/12	SELL	1,200	$4.70
1/11/12	SELL	1,049	$4.60
1/18/12	SELL	600	$4.76
1/19/12	SELL	500	$4.60
1/19/12	SELL	25,000	$4.80
1/20/12	SELL	25,000	$4.88
1/23/12	SELL	10,000	$4.99
1/30/12	SELL	53,500	$5.00
1/30/12	SELL	50,000	$5.00
1/31/2012	SELL	100,000	$5.14
2/1/2012	SELL	165,000	$5.33
2/3/2012	SELL	5,000	$5.50

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  The date on which Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s common stock was January 31, 2012.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of February 7, 2012, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2012.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.01 per share, of Perceptron, Inc., a Michigan corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 7, 2012.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus